Exhibit 10.2

March 6, 2008

Linda J. Pahl

Dear Linda:

I would like to extend to you the company’s appreciation for the extra efforts you are making in connection with the company’s reconstruction and upcoming restatement of financial statements, while the company manages through its current transition.   While I cannot foresee how long this situation will last, our current expectation is that we may ask you to provide these extra efforts until at least June 2, 2008.

As a consequence of these additional responsibilities, the company would like to extend to you the following additional incentives:

1.               Bonus:  You will receive a bonus payment of $100,000, if you are still an employee in good standing with IR on June 2, 2008, or if your employment is terminated by the company for any reason other than cause prior to June 2, 2008, in each case conditioned upon the company completing its pending financial restatement by that time.

2.               Separation Payment:  If your employment is terminated following June 2, 2008 for any reason other than by the company for cause, then you will be entitled to an enhanced severance payment equal to one year’s base pay, in lieu of any other severance benefit from the company.

3.               Quarterly Incentive Bonus:  Your quarterly incentive bonus of $25,000 shall be increased to $35,000 effective February 1, 2008.  The quarterly incentive bonus shall be pro-rated for any partial quarter served as the company’s acting chief financial officer.

4.               Change in Chief Financial Officer Position:  If prior to your employment termination, the company shall appoint another person to serve as the company’s chief financial officer, the company would appoint you to the position of Senior Vice President — Finance in lieu of any return to your position in effect prior to your service as the company’s acting chief financial officer during the transition period, and in lieu of any other position within the company’s finance department.

5.               Following your service as the company’s acting chief financial officer, your service, at your option would become that of a part-time employee for a minimum of ninety days to assist in any transition, with enough part-time service to ensure coverage under the company’s health and dental benefit programs during such period.  Following such ninety day period, either party could terminate such service upon 30 days written notice.  Compensation as a part time employee would be established at the beginning of the service period by good faith agreement of the parties to approximate a reduction in pay and regular bonus commensurate with the reduction in time and duties for the part-time service.

If you become entitled to a payment under Section 1 or 2, the payment will be made to you on (or within ten (10) business days after) the date of your “separation from service” with the company (within the meaning of Treasury Regulation Section 1.409A-1(h)(1), without regard to the optional alternative definitions available thereunder).  However, if you are a “specified employee” of the company for purposes of Section 409A of the Internal Revenue Code, the amount otherwise payable to you pursuant to these Sections in connection with your separation from service shall not be paid until the date that is six months and one day after the date you have a separation from service with the company (or, if earlier, the date of your death), and shall be paid (without interest) on or within ten (10) business days after that date, to the extent such six-month delay is required to avoid the imputation of any tax, penalty, or interest under Section 409A of the Code.

As always, your employment is at will and can be terminated by either party at any time, for any reason, with or without cause.  International Rectifier reserves the right to change the terms and conditions, including job titles and reporting responsibilities of anyone’s employment at any time.  Any compensation under this letter would be subject to normal withholding and taxes.

Separately, you and the company have entered into a Severance Agreement, dated as of October 29, 2007 (“Severance Agreement”), pursuant to which you would be provided certain benefits in the event of a termination of your employment in the event of employment termination related to a change in control on certain terms and conditions as set forth in the Severance Agreement.

The parties agree that this letter does not  supersede the terms and benefits set forth in the Severance Agreement, except as follows: (i) the Severance Agreement is amended effective as of March 1, 2008 to provide that your changes in position set forth in Sections 4 and 5 above do not and shall not constitute a “Change in Control” under Section 1(e) of the Severance Agreement nor shall they constitute “Good Reason” under Section 1(m) of the Severance Agreement, (ii) you waive any and all rights you may have otherwise had to benefits under the Severance Agreement as a result of the change in your title/position as set forth in Section 4 and 5, and (ii) under no circumstances shall you be entitled to receive benefits under this letter and the Severance Agreement in connection with any termination of your employment, with the effect that  you will only be able to claim benefits under the terms of the Severance Agreement and not this letter for events that may give rise to benefits under both this letter and the Severance Agreement.

The Severance Agreement is amended to the extent inconsistent herewith.

Please let me know if you have any questions.

Sincerely,

Donald R. Dancer

Executive Vice President & Chief Administrative Officer

Accepted:

LINDA J. PAHL